| Financial Statements Fiscal Year Ending December 2022 and December 2023 | | |
|---|---|---|
| **Coils to Locs Balance Sheet** | | |

| Balance Sheet | December 31, 2022 | December 31, 2023 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $35,401.99 | $12,272.61 |
| Accounts receivable | $0.00 | $239.75 |
| Prepaid expenses and other assets | $28,683.40 | $53,594.82 |
| **Total current assets** | $64,085.39 | $66,107.18 |
| Property and equipment - net | $0.00 | $0.00 |
| **Total assets** | $64,085.39 | $66,107.18 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Accounts payable | $0.00 | $0.00 |
| Accrued expenses | $0.00 | $0.00 |
| Deferred revenue and other liabilities | $0.00 | $0.00 |
| **Total current liabilities** | $0.00 | $0.00 |
| Convertible notes (if any) | $0.00 | $0.00 |
| Other long term liabilities | $27,240.17 | $20,147.57 |
| **Total liabilities** | $27,240.17 | $20,147.57 |
| **Stockholders Equity:** | | |
| Total value of common stock issued | $0.00 | $0.00 |
| Total value of preferred stock issued | $0.00 | $0.00 |
| SAFE - future equity obligation | $0.00 | $78,800.00 |

| | | |
|---|---|---|
| Addidtional paid-in capital | $0.00 | $0.00 |
| **Total stockholders' equity** | $0.00 | $0.00 |
| **Total liability and stockholders' equity** | $0.00 | $78,800.00 |

## Coils to Locs Income Statement

| Income Statement | Year Ending December 31, 2022 | Year Ending December 31, 2023 |
|---|---|---|
| Revenue - net | $2,072.49 | $15,713.64 |
| Cost of revenue | $19,363.25 | $2,242.24 |
| **Gross profit/loss** | ($17,290.76) | $13,471.40 |
| Operating expenses | $48,433.05 | $119,539.99 |
| Operating profit and loss | ($48,433.05) | ($119,539.99) |
| Other income/expense | $47,177.25 | $113,620.54 |
| **Net profit/loss** | $2,072.49 | $15,713.64 |

## Coils to Locs Statement of Cash Flows

| Income Statement | | |
|---|---|---|
| Revenue - net | $2,072.49 | $15,713.64 |
| Cost of revenue | $19,363.25 | $2,242.24 |
| **Gross profit/loss** | ($17,290.76) | $13,471.40 |
| Operating expenses | $48,433.05 | $119,539.99 |
| Operating profit/loss | ($48,433.05) | ($119,539.99) |
| Other income/expense | $47,177.25 | $113,620.54 |
| **Net profit/loss** | $2,072.49 | $15,713.64 |

## Coils to Locs Statement of Changes in Equity

|  | Year Ending December 31, 2022 | Year Ending December 31, 2023 |
|---|---|---|
| Opening Balance | $0.00 | $0.00 |
| Net profit/loss | $2,072.49 | $15,713.64 |
| Stock issued | $0.00 | $0.00 |
| Preferred stock issued | $0.00 | $0.00 |
| **Ending Balance** | $2,072.49 | $15,713.64 |

## Statement of Financial Position
### As of May , 2019 (Inception)

| | |
|---|---|
| Assets | $42,455.97 |
| Total Assets | $95,920.01 |
| Liabilities and Equity | $95,920.01 |
| Liabilities | $1,000.00 |
| Total Liabilities | $1,000.00 |
| Equity | $94,920.01 |
| Total Liabilities and Equity | $95,920.01 |

**Coils to Locs, LLC**
**Notes to Financial Statement**
Fiscal year(s) ending 2022 & 2023
May 24, 2019 (Inception)

**1. Organization and Purpose**
Coils to Locs, LLC, (the "Compnay is an LLC created in May, 2019 in Massachusetts

**2. Information on accounting in this document**
This document was not prepared/audited by a CPA. The CEO who does not have a financial background prepared this report in good faith that all of the information is accurate based on GAAP best practices research, and review of past and template reports.

Coils to Locs books have been maintained and regularly updated via a professional bookkeeper hired on a subscription basis via Quickbooks Bookkeeping subscription service.